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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section

FEB 2 6 2010

Washington, DC

SEC FILE NUMBER
8- 42532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01|01|09 AND ENDING 12|31|09
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pro Finance Associates, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Road
_____(No. and Street)_____

San Diego   CA   92106
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yo & Associates
_____
(Name – if individual, state last, first, middle name)

16133 Ventura Blvd #425   Encino, CA 91436
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael B. Jones__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pro Finance Associates, Inc__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

HEATHER C. ALMANZA
Commission # 1672377
Notary Public - California
San Diego County
My Comm. Expires Jun 4, 2010

_____
Signature

__President__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProFinance Associates, Inc.

Financial Statements

December 31, 2009 and 2008

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2009 and 2008, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 22, 2010

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

ProFinance Associates, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current Assets		
Cash	$ 104,695	$ 8,656
Fees receivable	25,341	4,476
Loans receivable	90,077	82,091
Other receivable	-	3,818
Prepaid expenses	-	3,128
Investments	29,730	37,084
Total Current Assets	249,843	139,253
Fixed Assets		
Property and equipment, net of accumulated depreciation of $31,458 and $20,103	18,060	29,415
Total Fixed Assets	18,060	29,415
Other Assets		
Deposits	3,872	3,872
Total Other Assets	3,872	3,872
Total Assets	$ 271,775	$ 172,540

Liabilities and Stockholder's Equity

	2009	2008
Current Liabilities		
Accounts payable and accrued expenses	$ 10,618	$ 5,139
Income tax payable	1,893	-
Total Current Liabilities	12,511	5,139
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	109,750	109,750
Retained earnings	139,514	47,651
Total Stockholder's Equity	259,264	167,401
Total Liabilities and Stockholder's Equity	$ 271,775	$ 172,540

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue		
Consulting and financing fees	$ 817,001	$ 458,590
Reimbursed expenses	3,469	-
Total Revenue	820,470	458,590
Expense		
Salaries, payroll taxes and benefits	350,992	292,116
Dues and subscriptions	6,889	3,377
Insurance	44,614	42,077
Professional services	38,294	51,841
Rent	43,029	44,033
Telephone	6,458	8,052
Travel expenses	10,865	8,644
Other expenses	26,039	13,101
Total Expenses	527,180	463,241
Income (loss) from operations	293,290	(4,651)
Other (Income) and Expense		
Investment income	(600)	(12,516)
Interest income	(11,356)	(2,091)
Unrealized investment (gain) loss	7,335	37,170
Other income	-	(1,383)
Reserve for uncollectible fees	102,000	-
Depreciation	11,355	6,430
Total Other (Income) and Expense	108,734	27,610
Income (Loss) Before Provision for Income Taxes	184,556	(32,261)
Income tax provision	2,693	800
Net Income (Loss)	$ 181,863	$ (33,061)

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net Income (Loss)	$ 181,863	$ (33,061)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	11,355	6,430
Salary paid by transfer of investment	19	-
Unrealized investment (gain) loss	7,335	37,170
Reserve for uncollectible fees	102,000	
Interest income accrued	(7,986)	(2,091)
Decrease (Increase) from fees receivable	(122,865)	8,728
Decrease (Increase) in other receivable	3,818	(3,818)
Decrease (Increase) in deposits	-	(1,700)
Decrease (Increase) in prepaid expenses	3,128	569
(Decrease) Increase in accounts payable	5,479	5,139
(Decrease) Increase in income tax payable	1,893	(6,600)
Total Adjustments	4,176	43,827
Net cash provided by operations	186,039	10,766
Cash flows from investing activities:		
Proceeds from investments	-	52,942
Purchase of fixed assets	-	(34,423)
Purchase of investments	-	(19)
Net cash provided by investing activities	-	18,500
Cash flows from financing activities:		
Issuance of loans receivable	-	(80,000)
Stockholder's distribution	(90,000)	-
Net cash used in financing activities	(90,000)	(80,000)
Net change in cash	96,039	(50,734)
Cash at beginning of period	8,656	59,390
Cash at end of period	$ 104,695	$ 8,656
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ 7,573

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	2009	2008
Common Stock		
Balance at beginning of year	$ 10,000	$ 10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	109,750	109,750
Balance at end of year	109,750	109,750
Retained earnings		
Balance at beginning of year	47,651	80,712
Net income (loss)	181,863	(33,061)
Distributions from accumulated earnings	(90,000)	-
Balance at end of year	139,514	47,651
Total Stockholder's Equity	$ 259,264	$ 167,401

The accompanying notes are an integral part of these financial statements.

5

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2009 and 2008

NOTE A   Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of Delaware in August 1985. The Company acts as specialized investment bankers for the defense/securities and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B   Summary of Significant Accounting Policies:

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Investments:

Investments that were held during the year ended December 31, 2009 and 2008 consisted of investments in stocks.

Investments were comprised of the following at December 31, 2009 and 2008:

December 31, 2009 Type of Investments	Cost	Fair Market Value
Stocks	$ 20,400	$ 29,730

December 31, 2008 Type of Investments	Cost	Fair Market Value
Stocks	$ 20,400	$ 37,084

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, Disclosures about fair value of financial instruments, (codified in FASB ASC Financial Instruments, Topic 825) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company has a diversified customer base, most of which are related parties. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes:

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of FIN 48, the Company recognized no material adjustments to liabilities or stockholders' equity. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2009 and 2008 the Company made an appropriate state income tax provision for minimum state tax of $2,693 and $800, respectively.

NOTE C   Revenues from significant clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2009 the Company had three clients which accounted for approximately 90% of its fee revenue.

NOTE D   Cash:

The Company maintains its cash balances at banks and a brokerage house located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2009 and 2008, there were no uninsured cash balances.

NOTE E   Fixed assets:

At December 31, 2009 and 2008, Furniture, Leasehold Improvements and Equipment consisted of the following:

A summary is as follows:

	December 31, 2009	December 31, 2008
Office equipment	$ 19,841	$ 19,841
Furniture and fixtures	22,301	22,301
Leasehold improvements	7,376	7,376
	49,518	49,518
Less accumulated depreciation	(31,458)	(20,103)
	$ 18,060	$ 29,415

Depreciation expense was $11,355 and $6,430 for the years ended December 31, 2009, and 2008.

During the year ended December 31, 2009, certain fixed assets that were fully depreciated were disposed. Certain changes to the 2008 fixed assets summary have been made to conform to the disposal of the assets.

NOTE F   Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital requirements of $5,000 and net capital of approximately $46,615 and $29,423, respectively.

NOTE G   Loans receivable

As of December 31, 2009 the Company has a loan receivable from another corporation in the amount of $40,000 with interest at 12% per annum, which was due and payable on April 9, 2009. The interest rate increased to 18% per annum since the loan was not fully paid by April 9, 2009. The Company accrued interest of $7,647 as of December 31, 2009 for this loan. Management has made no reserve against this loan as it believes it is fully collectible.

As of December 31, 2009 the Company has a loan receivable from another corporation in the amount of $40,000 with interest at 12% per annum, which was originally due and payable on June 30, 2009. On June 29, 2009, the loan agreement was amended by both parties and the due date changed to of June 30, 2010. The Company accrued interest of $2,430 as of December 31, 2009 for this loan.

NOTE H   Leases:

The Company leases an office under non-cancelable operating lease. The lease expires in December 2013. Rent expense for years ended December 31, 2009 and 2008 was $43,029 and $44,033, respectively. The future minimum lease obligation resulting from the agreement is as follows:

Year ending:

2010	$	46,466
2011		46,466
2012		46,466
2013		46,466
	$	185,864

NOTE I   Litigation:

In September 2005, two individuals brought a Declaratory Relief in Federal Court located in Bexar County, Texas against the Company. The declaratory relief action does not request damages against the Company. The Petition requests the court interpret the contract to rule that no commissions are due under the agreement.

In November 2006 and December 2006, the Company and the defendant filed cross motion for summary judgment. A hearing was held on January 26, 2006, and the Court found that judgment should be rendered in favor of the Company, and dismissing the plaintiffs' claims against the Company. Final judgment has not been entered on the Court's finding, so the time for appeal of judgment has not yet begun to run. In addition, the Court denied the plaintiffs' and Company's motion for summary judgment.

Following a jury trial which began in August 2007, the court entered judgment in favor of the Company and against the plaintiffs. Final judgment was entered in December 2007, subsequent to which the plaintiffs' filed a motion for a new trial and to modify and/or correct the judgment. The Fourth Court of Appeals held that the Trial Court erred by disregarding certain jury findings and rendered a judgment that the Company takes nothing. The Court of Appeals also remanded the case for a determination of attorney's fees pursuant to the Declaratory Judgment Act. In December 2009, the Trial Court entered a judgment in favor of the Plaintiff's that they recover their fees. In January 2010, the Company filed a motion for a new trial. To date, the motion is pending. No amount has been recorded on the books related to the commission or claim and all costs have been expensed in the normal course of business.

NOTE J   Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. He also owns 47.5% of SeaPro, LLC with his wife. On April 1, 2009, the Company signed a new lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC. The term of the lease is from April 14, 2009 to December 31, 2013, with a deposit of $3,872. Rental expense for this lease consisted of $43,029 for the year ended December 31, 2009. See Note H.

NOTE K   Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Supplemental Schedules

ProFinance Associates, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009 and 2008

SCHEDULE I

	2009	2008
Equity - End of Year	$ 259,264	$ 167,401
Less Non Allowable Assets		
Receivable	25,341	4,476
Undeposited Funds	67,805	-
Loan Receivable	90,077	82,091
Other Receivable	-	3,818
Furniture and Fixtures (net of depreciation)	18,060	29,415
Investments	-	19
Deposits and Prepaid Expense	3,872	7,000
Total Non Allowable Assets	205,155	126,819
Net capital before haircuts	54,109	40,582
(Increase) Decrease in Hair Cuts or Undue Concentration	7,494	11,159
Net Capital	$ 46,615	$ 29,423
Total Liabilities	12,511	11,159
Aggregated Indebtedness	12,511	5,139
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	834	343
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	41,615	24,423
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 45,364	$ 28,909

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2009 and 2008

SCHEDULE II

	2009	2008
Net Capital Per Focus II Report	$ 56,559	$ 18,858
Increase (Decrease) in income due to audit adjustments	(104,110)	8,352
(Increase) Decrease in non allowable assets	94,166	2,213
Net Capital	$ 46,615	$ 29,423
Reconciliation of Audit Adjustments:		
Tax provision	$ (1,893)	$ 2,800
Reserve for uncollectible fees	(102,000)	-
Correction to receivable	8,985	3,818
Correction to expense account	(8,050)	2,062
Correction of prepaid and deposits	(1,152)	(328)
Increase (Decrease) in income due to audit adjustments	$ (104,110)	$ 8,352

ProFinance Associates, Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession and
Control Requirements Under Rule 15C3-3

December 31, 2009 and 2008

Schedule III

ProFinance Associates, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2009, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 22, 2010

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by ProFinance Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ProFinance Associates, Inc.'s management is responsible for the ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 3242 in the amount of $150 and check to be issued in the amount of $643, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2010
Encino, California

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Total revenue	$820,470
Interest income	11,356
Investment income	600
Unrealized investment loss	(7,335)
Total revenue audited for the year ended December 31, 2009	825,091
Less:	
Focus II Report from quarter ended March 31, 2009	(507,693)
Total revenue from April 1, 2009 through December 31, 2009	317,398
Total revenue reported on Form SIPC-7T	317,398
(Over) Under reported	$ -

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T
    Net loss from securities in investment accounts. $ 2,235
    Net gain from securities in investment accounts.   (2,595)

Total adjustments reported on Form SIPC-7T   (360)

General Ledger Comparison:
    Net gain (loss) from securities in investment accounts   (360)

(Over) Under reported $ -

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	317,398
Total adjustments reported on Form SIPC-7T		(360)
SIPC net operating revenues	$	317,038
General assessment @ .0025	$	793
Amount reported on Form SIPC-7T	$	793
(Over) Under reported	$	-